VF 9-5-02

02053049

NITED STATES
D EXCHANGE COMMISSION
ington, D.C. 20549

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SEC FILE NUMBER
8- 45123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED PROCESSING
AUG 2 7 2002
WASH, D.C. 154 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/30/01 (MM/DD/YY) AND ENDING 06/28/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SWS Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Elm Street, Suite 3500
(No. and Street)

Dallas, Texas 75270
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Leventhal (214) 859-1026
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — if individual, state last, first, middle name)

2001 Ross Avenue, Suite 1800, Dallas, Texas 75201-2997
(Address) (City) (State) (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, Don Buchholz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SWS Securities, Inc., as of June 28, 2002, XXX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

JENNY A VANCE
NOTARY PUBLIC
State of Texas
Comm. Exp. 06-07-2006

Signature

Chief Executive Officer
Title

Jenny A Vance 8-22-02
Notary Public

This report** contains (check all applicable boxes):

- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

SWS SECURITIES, INC.

(A Subsidiary of SWS Group, Inc.)

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED JUNE 28, 2002

WITH REPORT OF INDEPENDENT ACCOUNTANTS

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400

Report of Independent Accountants

To the Board of Directors and Stockholders of
SWS Securities, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows present fairly, in all material respects, the financial position of SWS Securities, Inc. (the "Company") (a wholly owned subsidiary of SWS Group, Inc.) at June 28, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

August 6, 2002

SWS SECURITIES, INC.
(A Subsidiary of SWS Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
JUNE 28, 2002
(dollars in thousands)

ASSETS	
Cash	$ 13,451
Assets segregated for regulatory purposes	442,657
Receivable from brokers, dealers and clearing organizations	1,769,513
Receivable from clients	467,186
Securities owned, at market value	95,932
Exchange memberships, at cost (market value of $2,512)	238
Fixed assets, at cost, less accumulated depreciation of $15,108	11,992
Other assets (including $60,462 from affiliates)	96,128
Total assets	$ 2,897,097
LIABILITIES AND STOCKHOLDERS' EQUITY	
Short-term borrowings	$ 37,600
Payable to brokers, dealers, and clearing organizations	1,766,928
Payable to clients	748,058
Drafts payable	34,531
Securities sold, not yet purchased, at market value	19,231
Accrued expenses and other liabilities (including $2,950 to affiliates)	51,891
	2,658,239
Liabilities subordinated to claims of general creditors	43,000
Stockholders' equity:	
Series A preferred stock, $20 par value, $1,000 redemption value; authorized 5,000 shares; issued and outstanding 250 shares	5
Class A voting common stock of $1 par value; authorized 10,000 shares; issued and outstanding 2,820 shares	3
Class B nonvoting common stock of $1 par value; authorized 10,000 shares; none issued	-
Additional paid-in capital	32,585
Retained earnings	163,265
	195,858
Total liabilities and stockholders' equity	$ 2,897,097

The accompanying notes are an integral part of these financial statements.

SWS SECURITIES, INC.
(A Subsidiary of SWS Group, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED JUNE 28, 2002
(dollars in thousands)

Revenues:		
Net revenue from clearing operations	$	30,693
Commissions		51,396
Interest		73,110
Investment banking, advisory and administrative fees		19,384
Net gains on principal transactions		18,933
Other		5,313
Total revenue		198,829
Expenses:		
Commissions and other employee compensation		90,582
Interest		46,884
Occupancy, equipment and computer service costs		31,370
Communications		14,188
Floor brokerage and clearing organization charges		6,494
Advertising and promotional		3,503
Other		18,845
		211,866
Loss before income taxes		(13,037)
Income tax benefit		(4,873)
Net loss	$	(8,164)

The accompanying notes are an integral part of these financial statements.

SWS SECURITIES, INC.
(A Subsidiary of SWS Group, Inc.)

STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED JUNE 28, 2002
(dollars in thousands)

	Series A preferred stock		Class A voting common stock		Additional paid-in capital	Retained Earnings	Total
	Shares	Amount	Shares	Amount			
Balance at June 29, 2001	200	$ 4	2,820	$ 3	$ 32,536	$ 171,429	$ 203,972
Net loss	-	-	-	-	-	(8,164)	(8,164)
Issuance of preferred stock	50	1	-	-	49	-	50
Balance at June 28, 2002	250	$ 5	2,820	$ 3	$ 32,585	$ 163,265	$ 195,858

The accompanying notes are an integral part of these financial statements.

SWS SECURITIES, INC.
(A Subsidiary of SWS Group, Inc.)

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED JUNE 28, 2002
(dollars in thousands)

Balance at June 29, 2001	$	58,000
Note payment		(15,000)
Balance at June 28, 2002	$	43,000

The accompanying notes are an integral part of these financial statements.

SWS SECURITIES, INC.
(A Subsidiary of SWS Group, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 28, 2002
(dollars in thousands)

Cash flows from operating activities:	
Net loss	$ (8,164)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	3,423
Deferred income taxes	(1,032)
Provision for doubtful accounts expense	1,393
Changes in operating assets and liabilities:	
Assets segregated for regulatory purposes	(107,777)
Brokers, dealers and clearing organizations accounts, net	(16,823)
Client accounts, net	80,804
Impairment of fixed assets, net	2,982
Securities owned	26,518
Other assets	(5,286)
Drafts payable	8,776
Securities sold, not yet purchased	(9,396)
Accrued expenses and other liabilities	7,530
Net cash used in operating activities	(17,052)
Cash flows from investing activities:	
Net purchase of fixed assets	(4,331)
Transfer of fixed assets to Company, net	(458)
Net cash used in investing activities	(4,789)
Cash flows from financing activities:	
Issuance of preferred stock	50
Repayment of subordinated debt	(15,000)
Proceeds from short-term borrowings	37,600
Net cash provided by financing activities	22,650
Net change in cash	809
Cash at beginning of year	12,642
Cash at end of year	$ 13,451
Supplemental cash flow disclosures:	
Cash paid for interest	$ 50,899
Cash paid for taxes	$ 4,011

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
(dollars in thousands)

1. ORGANIZATION

SWS Securities, Inc. (the "Company"), a subsidiary of SWS Group, Inc. (the "Parent"), is a registered broker/dealer in securities under the Securities Exchange Act of 1934 (Act).

The annual financial statements are prepared as of the close of business on the last Friday of June. Accordingly, the fiscal year for 2002 ended on June 28, 2002.

Pursuant to the Securities and Exchange Commission's (SEC) Rule 11(a) of the Act, over 50% of the Company's revenues are comprised of Section 11(a) items, indicating the Company is primarily engaged in trading on behalf of customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Fixed assets

Fixed assets are comprised of furniture, equipment and leasehold improvements which are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets (three to nine years).

In fiscal year 2002, fixed assets of $1,535 and related accumulated depreciation of $1,077 was transferred to the Company by affiliates. Additionally, the Company recorded an impairment of assets totaling $2,982, net of accumulated depreciation of $504 in fiscal year 2002.

Drafts payable

In the normal course of business, the Company uses drafts to make payments relating to its brokerage transactions. These drafts are presented for payment through the Company's bank and are sent to the Company daily for review and acceptance. Upon acceptance, the drafts are paid and charged against cash.

(dollars in thousands)

Cash flow reporting

For purposes of the statement of cash flows, the Company considers cash to include cash on hand and in depository accounts.

Assets segregated for regulatory purposes are not included as cash equivalents for purposes of the statement of cash flows because such assets are segregated for the benefit of customers only.

Federal income taxes

The Company files a consolidated Federal income tax return with its Parent. For purposes of these financial statements current income taxes are computed as if the Company filed a separate entity income tax return.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company pays income taxes for the Parent and all the Parent's subsidiaries. Cash paid for income taxes was approximately $4,011 in 2002, of which $193 was for the Company.

Fair value of financial instruments

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which, because of their short-term nature, approximate current fair value.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. ASSETS SEGREGATED FOR REGULATORY PURPOSES

At June 28, 2002, the Company had U.S. Treasury securities with a market value of approximately $226,273, reverse repurchase agreements of approximately $207,582, cash of $1 and related accrued interest of approximately $51 segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Act. These reverse repurchase agreements were collateralized by U.S. Government securities with a market value of approximately $210,592. The Company also had approximately $8,748 in reverse repurchase agreements, cash of $1 and related accrued interest of approximately $1 in special reserve bank accounts for the Proprietary Accounts

of Introducing Brokers (PAIB) at June 28, 2002. The reverse repurchase agreements in the PAIB accounts were collateralized by U.S. Government securities with a market value of approximately $8,924.

4. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

At June 28, 2002, the Company had receivable from and payable to brokers, dealers and clearing organizations comprised of the following (in thousands):

Receivable:	
Securities failed to deliver	$ 44,495
Securities borrowed	1,693,083
Correspondent broker/dealers	22,147
Clearing organizations	2,493
Other	7,295
	$ 1,769,513
Payable:	
Securities failed to receive	$ 31,330
Securities loaned	1,699,072
Correspondent broker/dealers	27,306
Other	9,220
	$ 1,766,928

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received subsequent to settlement date. Securities borrowed and loaned represent deposits made to or received from other broker/dealers relating to these transactions. These deposits approximate the market value of the underlying securities.

The Company clears securities transactions for correspondent broker/dealers. Settled securities and related transactions for these correspondents are included in the receivable from and payable to brokers, dealers and clearing organizations. The Company holds collateral for the receivables from correspondents.

The Company participates in the securities borrowing and lending business by borrowing and lending securities other than those of its clients. All open positions are adjusted to market values daily. The Company has received collateral of approximately $1,693,083 under securities lending agreements, of which the Company has repledged approximately $1,675,205 at June 28, 2002.

5. RECEIVABLE FROM AND PAYABLE TO CLIENTS

Receivable from and payable to clients include amounts due on cash and margin transactions. Included in these amounts are receivable from and payable to noncustomers (as defined by Rule 15c3-3 of the Act, principally officers, directors, firm and related accounts), which aggregated approximately $8,133 and $2,220, respectively, at June 28, 2002. Securities accounts of noncustomers are subject to the same terms and regulations as those of customers. Securities owned by customers and noncustomers that collateralize the receivables are not reflected in the accompanying financial statements.

The Company pledges client securities as collateral in conjunction with the Company's securities lending activities. At June 28, 2002, the Company has approximately $488,500 of client securities under customer margin loans that are available to be pledged, of which the Company has pledged approximately $22,829 under securities loan agreements.

The Company pays interest on certain customer "free credit" balances available for reinvestment. The aggregate balance of such funds was approximately $663,712 at June 28, 2002. During fiscal year 2002, the interest rates paid on these balances ranged from 1.00% to 3.10%. While the Company pays interest on these funds at varying rates, the rate paid at June 28, 2002 was 1.00%. The weighted average interest rate paid during fiscal 2002 was 1.63%.

The Company maintains an allowance for doubtful accounts which represents amounts, in the judgment of management, that are necessary to adequately absorb losses from known and inherent risks in receivables from customers. Provisions made to this allowance are charged to operations. At June 28, 2002, all unsecured customer receivables had been provided for in this allowance.

6. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

At June 28, 2002, securities owned and securities sold, not yet purchased, both of which are carried at market value, included the following (in thousands):

Securities owned:	
U.S. Government and Government agency obligations	$ 19,613
Municipal obligations	24,474
Corporate equity securities	12,635
Corporate obligations	34,915
Other	4,295
	$ 95,932

(dollars in thousands)

Securities sold, not yet purchased:		
U.S. Government and Government agency obligations	$	9,248
Municipal obligations		298
Corporate equity securities		5,189
Corporate obligations		4,142
Other		354
	$	19,231

Certain of the above securities have been collateralized or as security deposits at clearing organizations for the Company's clearing business. The amounts collateralized as security deposits at clearing organizations was approximately $1,987 at June 28, 2002. Additionally, at June 28, 2002, the Company had pledged securities valued at $406 in conjunction with securities lending activities.

7. SHORT-TERM BORROWINGS

The Company has credit arrangements with commercial banks, which include broker loan lines up to $350,000 at June 28, 2002 to finance securities owned, securities held for correspondent broker/dealer accounts, and receivables in customers' margin accounts. The lines may also be used to release pledged collateral against day loans. These credit arrangements are provided on an "as offered" basis and are not committed lines of credit. These arrangements can be terminated at any time by the lender. Any outstanding balances under these credit arrangements are due on demand and bear interest at rates indexed to the federal funds rate (1.5% at June 28, 2002). At June 28, 2002, the amount outstanding under these secured arrangements was $31,000 which was collateralized by securities held for firm accounts valued at $36,053 and $6,600, which was collateralized by securities held for noncustomer accounts valued at $27,703.

Additionally, the Company has an irrevocable letter of credit agreement aggregating $45,000 at June 28, 2002, pledged to support its open option positions with an options clearing organization. The letter of credit bears interest at the broker call rate, if drawn, and is renewable annually. This letter of credit is fully collateralized by marketable securities held in customers' and noncustomers' margin accounts with values of approximately $75,502 at June 28, 2002. The Company also has an unsecured letter of credit agreement aggregating $4,845 at June 28, 2002, pledged to support its open positions with securities clearing organizations. The unsecured letter of credit bears interest at the prime rate plus 3%, if drawn, and is renewable semi-annually.

In addition, the Company has an unsecured line of credit aggregating $10,000 that is due on demand and bears interest at rates indexed to the federal funds rate. There was no amount outstanding on this unsecured line of credit at June 28, 2002.

(dollars in thousands)

8. INCOME TAXES

The Company files a consolidated tax return with the Parent. For purposes of these financial statements, current income taxes are computed as if the Company files a separate entity income tax return.

Income tax expense for the fiscal year ended June 28, 2002, (effective rate of 37.4% in 2002) differs from the amount that would otherwise have been calculated by applying the U.S. Federal corporate tax rate (35% in 2002) to loss before income taxes and is comprised of the following:

Income tax benefit at the statutory rate	$	(4,563)
Tax-exempt interest		(418)
Other, net		108
	$	(4,873)

Income taxes as set forth in the statement of operations consists of the following components:

Current	$	(3,841)
Deferred		(1,032)
Income tax benefit	$	(4,873)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 28, 2002 are presented below:

Deferred tax assets:		
Expenses for book, not taxable until paid	$	4,546
Management incentive compensation		271
Loss on impairment of assets		1,437
Other		233
Total gross deferred tax asset		6,487
Deferred tax liabilities - other		(250)
Net deferred tax asset included in other assets	$	6,237

As a result of the Company's history of taxable income and the nature of the items from which deferred tax assets are derived, management believes that it is more likely than not that the Company will realize the benefit of the deferred tax assets.

9. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Liabilities subordinated to claims of general creditors represent loans from the Parent. The loans are covered by agreements approved by the New York Stock Exchange, Inc., and are thus available to the Company in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. $10,000 of the subordinated liabilities are subject to a revolving credit agreement that terminates in September 2003 and bears interest at the broker call rate plus three percentage points per annum (10.63% at June 28, 2002). $33,000 of the subordinated liabilities are subject to a 10-year term, are due June 2009 and bear interest of 7.25% per annum. At June 28, 2002, remaining principal maturities of the subordinated liabilities were as follows (in thousands):

2003	$ -
2004	10,000
2005	-
2006	-
2007 and thereafter	33,000
	$ 43,000

10. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that it maintain minimum net capital, as defined in Rule 15c3-1 under the Act, equal to the greater of $1,500 or 2% of aggregate debit balances, as defined in Rule 15c3-3 of the Act. At June 28, 2002, the Company had net capital of approximately $85,750 or approximately 15.7% of aggregate debit balances, which is approximately $74,808 in excess of its minimum net capital requirement of approximately $10,942 at that date. Additionally, Rule 15c3-1 provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debit items. At June 28, 2002, the Company had net capital of approximately $58,394 in excess of 5% of aggregate debit items.

11. AFFILIATE TRANSACTIONS

The Company clears all customer transactions and provides accounting and administrative services for three affiliates, SWS Financial Services, Inc. (SWSFS), Mydiscountbroker.com, Inc. (MDB) and May Financial Corporation (May). Based on agreements with these entities, the Company receives a fee for clearing SWSFS, MDB and May trades. The amount of fees received by the Company for clearing trades for these entities' trades was approximately $1,593.

The Company, as clearing broker for its affiliates, has the right to charge customer losses back to the affiliates.

12. PROFIT SHARING

The Company has a defined contribution profit sharing/401(k) plan covering substantially all employees. Employer provided profit sharing benefits become fully vested after six years of service by the participant. Profit sharing contributions to the plan are accrued and funded at the Company's discretion. There was no profit sharing expense for the year ended June 28, 2002. The 401(k) portion of the plan began in January 2000, and the Company provides a match of up to 4% of eligible compensation. The Company's matching contributions vest immediately and the expense totaled approximately $1,911 for the year ended June 28, 2002.

13. COMMITMENTS AND CONTINGENCIES

The Company leases its offices under noncancelable operating lease agreements. During fiscal year 2002, the Company entered into various noncancelable operating lease agreements relating to data processing equipment used in the brokerage operations. Rental expense relating to the facilities and equipment leases for fiscal year 2002 aggregated approximately $19,666.

At June 28, 2002 the future rental payments for the noncancelable leases for each of the following five fiscal years and thereafter follows (in thousands):

2003	$	13,660
2004		7,989
2005		4,097
2006		4,147
2007		4,021
Thereafter		4,488
	$	38,402

In the general course of its brokerage business and the business of clearing for other brokerage firms, the Company has been named as a defendant in various lawsuits and arbitration proceedings. These claims allege violation of Federal and state securities laws. Management believes that resolution of these claims will not result in any material adverse effect on the Company's financial position or results of operations.

14. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company engages in activities involving the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-statement of financial condition credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligation. Such risks may be increased by volatile trading markets.

As part of its normal brokerage activities, the Company sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to market

(dollars in thousands)

risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company seeks to control the risks associated with its customers' activities, including customer accounts of its correspondents for which it provides clearing services, by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The required margin levels are monitored daily and, pursuant to such guidelines, customers are required to deposit additional collateral or to reduce positions when necessary.

A portion of the Company's customer activity involves short sales and the writing of option contracts. Such transactions may require the Company to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations.

At times, the Company lends money using reverse repurchase agreements. All positions are collateralized by U.S. Government or U.S. Government agency securities. The Company generally has such securities deposited in a trustee account designated for the exclusive benefit of the Company's customers. Such transactions may expose the Company to off-statement of financial condition risk in the event such borrowers do not repay the loans and the value of collateral held is less than that of the underlying receivable. These agreements provide the Company with the right to maintain the relationship between market value of the collateral and the receivable. At June 28, 2002, the Company had no repurchase agreements outstanding.

The Company arranges secured financing by pledging securities owned and unpaid customer securities for short-term borrowings, securities loaned and to satisfy margin deposits of clearing organizations. The Company also actively participates in the borrowing and lending of securities other than those of its customers. In the event the counterparty in these and other securities loaned transactions is unable to return such securities pledged or repay the deposit placed with them, the Company may be exposed to the risks of acquiring the securities at prevailing market prices or holding collateral possessing a market value less than that of the related pledge securities. The Company seeks to control the risks by monitoring the market value of securities pledged and requiring adjustments of collateral levels where necessary.

15. PREFERRED STOCK

On October 17, 1997, the Company's Board of Directors (Board) authorized 100,000 shares of preferred stock. Simultaneously, the Board designated 5,000 shares of the authorized preferred stock as Series A Preferred Stock. Up to 50 shares of the Series A Preferred Stock, which has a par value of $20, can be issued to each of up to 100 qualified participants. Qualified participants are broker/dealers registered under the Act who clear their proprietary transactions through the Company and who represent that they are subject to net capital rules of the SEC and other self-regulatory organizations to which such broker/dealers report. The Series A Preferred Stock is nonvoting and nonconvertible to common stock, and it is entitled to noncumulative cash dividends when, as and if declared by the Board. The Series A Preferred Stock is redeemable at any time by the Company at a redemption price of $1,000 per share. During fiscal year 2002, the Company issued 50 shares of the Series A Preferred Stock.

16. PAIB RESERVE REQUIREMENTS

At June 28, 2002, the company had a PAIB reserve requirement of $13,878 and after a deposit of $6,000, made after year end but within the timeframe required by the rule, had a deposit of $14,750.

SWS SECURITIES, INC.
(A Subsidiary of SWS Group, Inc.)

SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
JUNE 28, 2002
(dollars in thousands)

Total stockholders' equity from statement of financial condition		$ 195,858
Add liabilities subordinated to claims of general creditors allowable in computation of net capital		43,000
Total capital and allowable subordinated liabilities		238,858
Deductions and /or charges:		
Receivable from affiliates	$ (60,462)	
Fixed assets, net	(11,992)	
Other nonallowable assets	(34,040)	
Aged fails to deliver	(726)	
Aged short security differences	(26,755)	
Other deductions and/or charges	(7,886)	(141,861)
Net capital before haircuts on securities positions		96,997
Haircuts on securities positions		(11,247)
Net Capital		85,750
Net capital requirement:		
Greater of 2% of aggregate debit items as shown in computation of special reserve requirement on Schedule II ($547,131 x 2% = $10,942) or $1,500		10,942
Excess net capital		$ 74,808
Net capital in excess of the greater of 5% of aggregate debit items or $1,800		$ 58,394

Note: The above computation does not differ materially from the computation of net capital prepared by the Company as of June 28, 2002 and filed with the New York Stock Exchange, Inc. on July 24, 2002 on Form X-17A-5.

SWS SECURITIES, INC.
(A Subsidiary of SWS Group, Inc.)

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
JUNE 28, 2002
(dollars in thousands)

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	781,197
Monies borrowed collateralized by securities carried for the accounts of customers		1,224
Monies payable against customers' securities loaned		23,867
Customers' securities failed to receive		29,398
Credit balances in firm accounts which are attributable to principal sales to customers		3,098
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4
Market value of short securities and credits in all suspense accounts over 30 calendar days		26,716
Transfers in excess of 40 calendar days		56
Other		46,811
Total credits		912,371
Debit balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection		462,501
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		17,597
Failed to deliver of customers' securities not older than 30 calendar days		30,406
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		36,627
Aggregate debits		547,131
Less 3% haircut		(16,414)
Total debits		530,717
Excess of total credits over total debits	$	381,654
Reserve requirement at June 28, 2002:		
Amount of securities held in "Reserve Bank Accounts" at June 28, 2002	$	433,907
Withdrawal made within required time frames of qualified securities		(40,000)
Amount of securities held in "Reserve Bank Accounts"	$	393,907

Note: The above computation does not differ materially form the computation of special reserve requirement prepared by the Company as of June 28, 2002 and filed with the New York Stock Exchange, Inc. on July 24, 2002 on Form X-17A-5.

SWS SECURITIES, INC.
(A Subsidiary of SWS, Inc.)

SCHEDULE III – INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c-3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
JUNE 28, 2002
(dollars in thousands)

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of June 28, 2002 for which instructions to reduce to possession or control had been issued as of June 28, 2002 for which instructions to reduce to possession or control had been issued as of June 28, 2002 but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3

Number of items	17
Market Value	$ 76

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of June 28, 2002 excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3

Number of items	-
Market Value	$ -

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400

Independent Accountants Report on Internal Control Required By SEC Rule 17a-5 and CFTC Regulation 1.16

To the Board of Directors of
SWS Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of SWS Securities, Inc. (the "Company") (a subsidiary of SWS Group, Inc.) for the fiscal year ended June 28, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC") (collectively, the "Commissions"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and
5. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17;

Because the Company does not carry commodity accounts for customers or perform custodial functions relating to customer's commodity accounts; we did not review the practices and procedures followed by the Company in any of the following:

1. Making the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and
2. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are

PRICEWATERHOUSECOOPERS

safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets, including securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 28, 2002 to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the National Association of Securities Dealers, Inc., the New York Stock Exchange, the National Futures Association and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, or Regulation 1.16 under the Commodity Exchange Act, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

August 6, 2002